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                                                                    EXHIBIT 99.4

                                     LOGO
                              1010 RINCON CIRCLE
                          SAN JOSE, CALIFORNIA 95131
                                                                   July 7, 1997

Dear Stockholder:

  You are cordially invited to attend a special meeting ("OnTrak Special Meeting") of the stockholders of OnTrak Systems, Inc. ("OnTrak") to be held at the offices of OnTrak, 1010 Rincon Circle, San Jose, California, on August 5, 1997, at 2:00 p.m., local time. At the OnTrak Special Meeting, you will be asked to consider and vote upon the approval and adoption of an Agreement and Plan of Merger, dated as of March 24, 1997 (the "Merger Agreement"), pursuant to which OnTrak will be acquired by Lam Research Corporation ("Lam") by means of a merger (the "Merger") of Omega Acquisition Corporation, a wholly-owned subsidiary of Lam, with and into OnTrak, resulting in OnTrak becoming a wholly-owned subsidiary of Lam.

  The Merger Agreement provides for the conversion and exchange of each and every outstanding share of common stock of OnTrak, par value $0.0001 per share ("OnTrak Common Stock") into 0.83 of a share of common stock of Lam, par value $0.001 per share ("Lam Common Stock"), subject to the following adjustment (the "Exchange Ratio"). If the average of the daily closing sale prices per share of the Lam Common Stock as reported on the Nasdaq National Market on the ten trading days ending the eighth trading day preceding the OnTrak Special Meeting (the "Lam Closing Value") falls below certain thresholds specified in the Merger Agreement, then Lam may elect to adjust the Exchange Ratio to that number of shares of Lam Common Stock equal to $24.90 divided by the Lam Closing Value. If Lam determines not to adjust the Exchange Rate in those circumstances, then OnTrak has the option to terminate the Merger Agreement. If adjusted, the Exchange Ratio will be fixed prior to the OnTrak Special Meeting and the special meeting of stockholders of Lam. Stockholders may ascertain whether Lam has adjusted the Exchange Ratio or whether OnTrak has terminated the Merger Agreement by phoning 1-888-LAM-TRAK or logging onto the World Wide Web at http://www.lamrc.com at any time after July 25, 1997. If, subsequent to the mailing of the Proxy Card, you wish to revoke or change your vote, you may do so by phoning 1-888-LAM-TRAK or logging onto the World Wide Web at http://www.lamrc.com at any time after July 25, 1997, and following the instructions provided by the messages thereon.

  Following the Merger, based on the number of shares of Lam Common Stock and OnTrak Common Stock outstanding as of March 31, 1997 and an Exchange Ratio of
0.83 of a share of Lam Common Stock for each share of OnTrak Common Stock, the former stockholders of OnTrak will hold approximately 6,422,165 shares or 17.3% of the Lam Common Stock. In addition, each outstanding option or right to purchase OnTrak Common Stock under OnTrak's stock option and stock purchase plans will be assumed by Lam and will be converted into an option or right to purchase Lam Common Stock, with appropriate adjustments, based upon the Exchange Ratio, made to the number of shares issuable under the option and to the exercise or purchase price of each option or right. On June 25, 1997, the last practicable date prior to the printing of the Joint Proxy Statement/Prospectus, the last sale prices of OnTrak Common Stock and Lam Common Stock as reported on the Nasdaq National Market, were $28.75 and $35.75, respectively.

  Pursuant to the Merger Agreement, an Office of the Chairman will be created at Lam and will include Roger D. Emerick, the current Chairman of the Board and Chief Executive Officer and me. Mr. Emerick will be the Chairman of the Board, and as contemplated by the Merger Agreement, I will enter into an employment agreement with Lam pursuant to which I will serve as Chief Executive Officer of Lam. In addition, the Lam Board of Directors will be expanded, and Richard J. Elkus, Jr. and I, currently directors of OnTrak, will be appointed to the Board of Directors of Lam.
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  In the material accompanying this letter, you will find a Notice of Special
Meeting of Stockholders, a Joint Proxy Statement/Prospectus and a Proxy Card. In addition to describing the terms and conditions of the Merger Agreement, the enclosed Joint Proxy Statement/Prospectus sets forth information, including summary financial data about Lam and OnTrak. The complete text of the Merger Agreement appears as Annex A to the Joint Proxy Statement/Prospectus. Please carefully review all of these materials and consider the information contained in them. Your vote on the Merger is important.

  Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of OnTrak Common Stock. Certain executive officers and directors and other stockholders owning an aggregate of approximately 26% of the outstanding shares of OnTrak have entered into agreements pursuant to which they have agreed to vote all of the shares of OnTrak Common Stock held by them in favor of the Merger.

  AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAS CONCLUDED THEY ARE FAIR TO AND IN THE BEST INTERESTS OF ONTRAK AND ITS STOCKHOLDERS. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE MERGER.

  Stockholders are urged to review carefully the information contained in the accompanying Notice of Special Meeting and Joint Proxy Statement/Prospectus, including in particular the information under the captions "Risk Factors," "OnTrak Special Meeting--Recommendations of OnTrak Board of Directors," "The Merger and Related Transactions--Joint Reasons For the Merger," "--OnTrak's Reasons For the Merger" and "--Material Contacts and Board Deliberations" prior to making any voting decision in connection with their OnTrak Common Stock.

  Regardless of the size of your holdings, it is important that your shares be voted at the OnTrak Special Meeting. All stockholders are invited to attend the OnTrak Special Meeting in person. Whether or not you plan to attend the OnTrak Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to assure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the OnTrak Special Meeting you may vote in person even if you have previously returned your Proxy Card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          /s/ James W. Bagley

                                          James W. Bagley
                                          Chairman and Chief Executive Officer

                YOUR PROXY IS IMPORTANT--PLEASE VOTE PROMPTLY.